 Exhibit 99.1

 All transactions listed below relate to sales of Common Stock of
 Central Garden & Pet Company on July 10, 2007.

 SHARES  PRICE  SHARES BENEFICIALLY OWNED AFTER TRANSACTION

 3,000  12.55  169,450
 1,500  12.54  167,950
 4,000  12.49  163,950
 2,000  12.43  161,950
 2,000  12.40  159,950